DREYFUS A BONDS PLUS, INC.
Statement of Investments
December 31, 2005 (Unaudited)

Bonds and Notes - 113.8 %	Principal Amount[a]	Value ($)
Aerospace & Defense - .3%		
L-3 Communications:		
Sr. Sub. Notes, 6.375%, 2015	190,000b	190,475
Sr. Sub. Notes, 7.625%, 2012	730,000	771,975
Raytheon,		
Notes, 5.5%, 2012	375,000	384,077
		1,346,527
Agricultural - .5%		
Altria,		
Notes, 7%, 2013	1,475,000	**1,616,464**
Airlines - .0%		
USAir,		
Enhanced Equipment Notes, Ser. C, 8.93%, 2009	904,468c,d	**90**
Asset-Backed Ctfs-Automobile Receivables - 4.4%		
AmeriCredit Automobile Receivables Trust,		
Ser. 2005-DA, Cl. A2, 4.75%, 2008	1,200,000	1,200,369
Capital One Auto Finance Trust,		
Ser. 2005-C, Cl. A2, 4.48%, 2008	1,300,000	1,297,988
Chase Manhattan Auto Owner Trust,		
Ser. 2005-B, Cl. A2, 4.77%, 2008	1,200,000	1,200,644
Ford Credit Auto Owner Trust,		
Ser. 2005-B, Cl. B, 4.64%, 2010	1,140,000	1,129,165
Honda Auto Receivables Owner Trust,		
Ser. 2005-5, Cl. A1, 4.220% 2006	2,218,434	2,217,872
WFS Financial Owner Trust:		
Ser. 2003-3, Cl. A4, 3.25%, 2011	8,225,000	8,100,638
Ser. 2005-2, Cl. B, 4.57%, 2012	575,000	570,791
		15,717,467
Asset-Backed Ctfs. - Home Equity Loans - 4.8%		
Accredited Mortgage Loan Trust:		
Ser. 2005-1 Cl. A2A, 4.48%, 2035	495,209e	495,580
Ser. 2005-2, Cl. A2A, 4.48%, 2035	845,057e	845,492
Ser. 2005-3, Cl. A2A, 4.48%, 2035	129,841e	1,290,732
ACE Securities,		
Ser. 2005-HE1, Cl. A2A, 4.5%, 2035	405,816e	406,157
Ameriquest Mortgage Securities,		
Ser. 2003-11, Cl. AF6, 5.14%, 2034	925,000	920,020
Bear Stearns Asset Backed Securities:		
Ser. 2005-HE2, Cl. 1A1, 4.49%, 2035	300,799e	301,041
Ser. 2005-HE3, Cl. A1, 4.46%, 2035	340,649e	340,913
Ser. 2005-HE4, Cl. 1A1, 4.48%, 2035	686,709e	687,262
Ser. 2005-TC1, Cl. A1, 4.49%, 2035	528,379e	528,337
Centex Home Equity,		
Ser. 2005-D, Cl. AV1, 4.49%, 2035	1,251,367e	1,252,229
Fremont Home Loan Trust,		
Ser. 2005-1, Cl. 2A1, 4.48%, 2035	660,027e	660,630
Home Equity Asset Trust,		
Ser. 2005-5, Cl. 2A1, 4.49%, 2035	1,619,554e	1,620,676
Ser. 2005-8, Cl. 2A1, 4.49%, 2036	962,699e	963,465
JP Morgan Mortgage Acquisition,		
Ser. 2005-FRE1, Cl. A2F1, 5.38%, 2035	1,900,146	1,899,617
Mastr Asset Backed Securities Trust,		
Ser. 2005-WMC1, Cl. A3, 4.48%, 2035	478,572e	478,644
Merrill Lynch Mortgage Investors,		
Ser. 2005-NC1, Cl. A2A, 4.49%, 2035	21,431e	21,446
Morgan Stanley ABS Capital I:		
Ser. 2005-2, Cl. A2A, 4.47%, 2035	621,807e	621,496
Ser. 2005-NC2, Cl. A3A, 4.46%, 2035	701,685	702,202
Residential Asset Securities Corp.:		
Ser. 2005-AHL2, Cl. A1, 4.48%, 2035	1,411,241e	1,412,174
Ser. 2005-EMX1, Cl. AI1, 4.48%, 2035	568,932e	569,399
Ser. 2005-EMX3, Cl. AI1, 4.49%, 2035	1,159,261e	1,160,158
		17,177,670
Asset-Backed Ctfs.- Manufactured Housing - 1.0%		
Green Tree Financial,		
Ser. 1994-7, Cl. M1, 9.25%, 2020	780,091	819,968
Origen Manufactured Housing:		
Ser. 2005-A, Cl. A1, 4.06%, 2013	1,305,692	1,299,344
Ser. 2005-B, Cl. A1, 5.25%, 2014	1,555,000	1,556,290
		3,675,602
Asset-Backed Ctfs. - Other - 6.4%		
Citigroup Mortgage Loan Trust,		
Ser. 2005-OPT3, Cl. A1A, 4.47%, 2035	965472e	965,675
Countrywide Asset-Backed Ctfs. II,		
Ser. 2005-2, Cl. 2A1, 4.47%, 2035	423928e	423,979
Credit-Based Asset Servicing and Securitization,		
Ser. 2005-CB4, Cl. AV1, 4.48%, 2035	700525e	700,959
Ser. 2005-CB7, Cl. AF1, 5.208%, 2035	1,855,367	1,852,753
Ser. 2005-CB8, Cl. AF1B, 5.451%, 2035	1,775,000	1,773,988
First Franklin Mortgage Loan ,		
Ser. 2005-FFH3, Cl. 2A1, 4.51%, 2035	1,190,169e	1,191,058
Merrill Lynch Mortgage Investors,		
Ser. 2005-WMC1, Cl. A2A, 4.48%, 2035	48,392e	48,429
Morgan Stanley ABS Capital I:		
Ser. 2005-WMC2, Cl. A2A, 4.46%, 2035	352,218e	352,487
Ser. 2005-WMC6, Cl. A2A, 4.49%, 2035	797,413e	797,977
Ownit Mortgage Loan Asset Backed Ctfs.,		
Ser. 2005-2, Cl. A2A, 4.49%, 2036	983,554e	983,731
Popular ABS Mortgage Pass-Through Trust,		
Ser. 2005-D, Cl. A1, 5.361%, 2036	1,713,379	1,713,356
Residential Asset Mortgage Products:		
Ser. 2004-RS12, Cl. AII1, 4.51%, 2027	856449e	857,242
Ser. 2005-EFC5, Cl. A1, 4.48%, 2035	1,540,400e	1,541,418
Ser. 2005-RS2, Cl. AII1, 4.49%, 2035	612,632e	613,227
Ser. 2005-RS3, Cl. AIA1, 4.48%, 2035	1,186,574e	1,187,497
Ser. 2005-RZ1, Cl. A1, 4.48%, 2034	740,530e	741,148
Saxon Asset Securities Trust:		
Ser. 2004-2, Cl. AF2, 4.15%, 2035	5,183,000	5,139,024
Ser. 2005-3, Cl. A2A, 4.5%, 2035	1,086,936e	1,087,693
Soundview Home Equity Loan Trust,		
Ser. 2005-B, Cl. M3, 5.825%, 2035	450,000	448,508
Specialty Underwriting & Residential Finance,		
Ser. 2005-BC1, Cl. A1A, 4.49%, 2035	445,273e	445,611
		22,865,760
Auto Manufacturing - .2%		
DaimlerChrysler:		
Notes, 4.875%, 2010	295,000	288,318
Notes, 8.5%, 2031	325,000	394,389
		682,707
Banking - 5.3%		
Chevy Chase Bank,		
Sub. Notes, 6.875%, 2013	480,000	496,800
Chuo Mitsui Trust & Banking,		
Sub. Notes, 5.51%, 2049	1,005,000b,e	975,597
Colonial Bank NA/Montgomery AL,		
Sub. Notes, 6.375%, 2015	750,000	772,608
HBOS Capital,		
Gtd. Notes, 6.07%, 2049	5,410,000b,e	5,599,020
Northern Rock,		
Notes, 5.6%, 2008	975,000b,e	982,062
Rabobank Capital Funding II,		
Bonds, 5.26%, 2049	2,525,000b,e	2,505,593
Regions Financial,		
Sr. Notes, 4.38%, 2008	1,450,000e	1,450,783
Resona Bank,		
Notes, 5.85%, 2049	835,000b,e	833,060
Sovereign Bancorp,		
Sr. Notes, 4.8%, 2010	925,000b	907,493
Sumitomo Mitsui Banking,		
Notes, 5.63%, 2049	560,000b,e	558,942
US Bank NA,		
Notes, Ser. BNT1, 2.7825%, 2006	2,350,000e	2,350,888
Wells Fargo & Co.,		
Sub. Notes, 4.31%, 2011	540,000	579,478
Zions Bancorp,		
Sub. Notes, 6%, 2015	825,000	863,742
		18,876,066
Building & Construction - .4%		
American Standard:		
Sr. Notes, 7.375%, 2008	500,000	521,143
Sr. Notes, 7.625%, 2010	805,000	866,040
		1,387,183

Chemicals - 1.3%			
ICI Wilmington,			
Notes, 5.625%, 2013		1,125,000	1,121,557
Lubrizol:			
Debs., 6.5%, 2034		1,100,000	1,152,252
Sr. Notes, 4.625%, 2009		815,000	799,478
RPM International:			
Bonds, 6.25%, 2013		790,000	797,646
Sr. Notes, 4.45%, 2009		700,000	671,785
			4,542,718
Commercial & Professional Services - 1.0%			
Aramark Services,			
Notes, 5%, 2012		1,430,000	1,384,017
Erac USA Finance:			
Bonds, 5.6%, 2015		550,000b	548,702
Notes, 7.95%, 2009		360,000b	395,970
R.R. Donnelley & Sons,			
Notes, 4.95%, 2014		1,180,000	1,103,550
			3,432,239
Commercial Mortgage Pass - Through Ctfs. - 1.9%			
Banc of America Commercial Mortgage,			
Ser. 2005-2, Cl. A2, 4.247%, 2043		1,500,000	1,479,852
Bayview Commercial Asset Trust:			
Ser. 2005-3A, Cl. B3, 7.38%, 2035		247,288b,e	247,288
Ser. 2005-4A, Cl. B3, 7.87%, 2036		225,000b,e	225,000
Calwest Industrial Trust,			
Ser. 2002-CALW, Cl. A, 6.127%, 2017		1,750,000b	1,842,927
Crown Castle Towers,			
Ser. 2005-1A, Cl. D, 5.612%, 2035		445,b000	433,709
GMAC Commercial Mortgage Securities,			
Ser. 2000-C2, Cl. A1, 7.273%, 2033		204,994	207,319
JP Morgan Chase Commercial Mortgage Securities,			
Ser. 2005-LDP5, Cl. A2, 5.198%, 12/15/2044		1,250,000	1,255,138
Merrill Lynch Mortgage Trust:			
Ser. 2005-CIP1, Cl. A2, 4.96%, 2038		885,000	880,499
Ser. 2005-CKI1, Cl. A2, 5.223%, 2037		300,000	302,673
			6,874,405
Diversified Financial Services - 5.3%			
Amvescap,			
Notes, 5.375%, 2013		1,000,000	986,925
Bear Stearns & Cos.,			
Notes, 4.5%, 2010		575,000	561,933
Boeing Capital,			
Sr. Notes, 7.375%, 2010		890,000	980,306
CIT,			
Sr. Notes, 4.75%, 2008		825,000	822,358
Countrywide Home Loans,			
Notes, Ser. L, 4%, 2011		505,000	475,723
Credit Suisse First Boston,			
Notes, 5.125%, 2015		850,000	843,363
Glencore Funding,			
Notes, 6%, 2014		1,250,000b	1,177,550
Goldman Sachs,			
Notes, 4.5%, 2010		920,000	899,967
HSBC Finance Capital Trust IX,			
Notes, 5.911%, 2035		400,000	404,154
ILFC E-Capital Trust I,			
Bonds, 5.9%, 2065		300,000b	301,499
International Lease Finance,			
Notes, 4.75%, 2012		525,000	512,534
Jefferies,			
Sr. Notes, 5.5%, 2016		1,200,000	1,187,646
John Deere Capital,			
Sr. Notes, Ser. D, 4.4%, 2009		570,000	560,720
JPMorgan Chase & Co.,			
Sub. Notes, 5.125%, 2014		1,460,000	1,447,776
Lehman Brothers Holdings E-Capital Trust I,			
Notes, 5.15%, 2065		170,000b,e	170,629
MBNA,			
Notes, 6.125%, 2013		1,345,000	1,428,332
Mizuho JGB Investment,			
Bonds, Ser. A, 9.87%, 2008		750,000b,e	829,917
Morgan Stanley,			
Sub. Notes, 4.75%, 2014		1,919,000	1,843,537
Nuveen Investments,			
Sr. Notes, 5%, 2010		500,000	492,473
Pearson Dollar Finance,			
Notes, 4.7%, 2009		600,000b	590,682
Residential Capital:			
Notes, 6.125%, 2008		350,000	351,080
Sr. Notes, 6.375%, 2010		1,900,000	1,932,484
			18,801,588
Diversified Metals & Mining - .8%			
Falconbridge:			
Bonds, 5.375%, 2015		100,000	96,588
Notes, 6%, 2015		375,000	379,354
International Steel,			
Sr. Notes, 6.5%, 2014		765,000	768,825
Ispat Inland ULC,			
Secured Notes, 9.75%, 2014		275,000	312,813
Southern Peru Copper,			
Notes, 7.5%, 2035		440,000b	439,511
Teck Cominco,			
Notes, 7%, 2012		875,000	949,059
			2,946,150
Electric Utilities - 1.3%			
Consumers Energy,			
First Mortgage, 5%, 2012		1,160,000	1,136,229
Dominion Resources,			
Sr. Notes, Ser. A, 7.195%, 2014		1,050,000	1,168,428
FirstEnergy,			
Sr. Notes, Ser. B, 6.45%, 2011		530,000	562,484
FPL Energy National Wind,			
Notes, 5.608%, 2024		200,373b	200,195
Mirant,			
Sr. Notes, 7.375%, 2013		397,000b	403,451
Nisource Finance,			
Sr, Notes, 5.25%, 2017		650,000	633,606
Sierra Pacific Power,			
Mortgage Notes, 6.25%, 2012		365,000	372,300
			4,476,693
Entertainment - .2%			
Mohegan Tribal Gaming Authority,			
Sr. Notes, 6.125%, 2013		620,000	**612,250**
Environmental Control - .8%			
Republic Services,			
Notes, 6.086%, 2035		1,225,000	1,253,827
Waste Management:			
Sr. Notes, 6.875%, 2009		470,000	495,917
Sr. Notes, 7%, 2028		1,000,000	1,130,016
			2,879,760
Food & Beverages - .9%			
Bavaria,			
Sr. Notes, 8.875%, 2010		1,605,000b	1,751,456
H.J. Heinz,			
Bonds, 6.189%, 2005		425,000b	436,875
Safeway,			
Sr. Debs., 7.25%, 2/1/2031		650,000	703,503
Stater Brothers,			
Sr. Notes, 8.125%, 2012		360,000f	358,200
			3,250,034
Foreign Governmental - 1.7%			
Argentina Bonos,			
Bonds, 4.01%, 2012		1,205,000e	949,540
Banco Nacional de Desenvolvimento Economico e Social,			
Notes, 5.73%, 2008		1,215,000e	1,215,000
Export-Import Bank Of Korea,			
Sr. Notes, 4.5%, 2009		1,075,000	1,056,838
Mexican Bonos,			
Bonds, 9%, 12/22/2011	MXN	10,485,000	1,030,141
Mexico Government International Bond,			
Notes, 6.625%, 2015		845,000f	927,388
Republic of South Africa,			
Notes, 9.125%, 2009		840,000	943,950
			6,122,857
Gaming & Lodging - .5%			
Harrah's Operating,			
Sr. Notes, 8%, 2011		680,000	752,289
MGM Mirage,			
Sr. Notes, 6%, 2009		375,000	374,531
Station Casinos,			
Sr. Notes, 6%, 2012		785,000	786,963
			1,913,783
Health Care - .4%			
American Home Products,			
Notes, 6.95%, 2011		580,000e	626,366
Coventry Health Care,			
Sr. Notes, 5.875%, 2012		280,000	284,200
Medco Health Solutions,			
Sr. Notes, 7.25%, 2013		275,000	302,538
Quest Diagnostics,			
Notes, 5.125%, 2010		365,000b	365,282
			1,578,386
Manufacturing - .4%			
Bombardier,			
Notes, 6.3%, 2014		1,440,000b	**1,267,200**
Media - 1.3%			
AOL Time Warner,			
Notes, 6.75%, 2011		900,000	946,126
British Sky Broadcasting,			
Notes, 6.875%, 2009		900,000	943,474
Comcast,			
Notes, 5.5%, 2011		990,000	996,484
News America,			
Debs., 7.7%, 2025		775,000	891,606
Univision Communications,			
Notes, 7.85%, 2011		965,000	1,063,153
			4,840,843

Oil & Gas - 1.1%

Amerada Hess:		
Notes, 6.65%, 2011	430,000	462,598
Notes, 7.3%, 2031	730,000f	847,454
Enterprise Products Operating,		
Sr. Notes, Ser. B, 6.65%, 2034	1,400,000	1,450,288
ONEOK,		
Sr. Notes, 5.2%, 2015	400,000	393,519
XTO Energy,		
Sr.Notes, 7.5%, 2012	870,000	974,388
		4,128,247

Packaging & Containers - .4%

Crown Americas Capital:		
Sr. Notes, 7.625%, 2013	575,000b	599,437
Sr. Notes, 7.75%, 2015	325,000b	338,000
Sealed Air,		
Notes, 5.625%, 2013	590,000b	586,555
		1,523,992

Paper & Forest Products - 1.1%

Celulosa Arauco y Constitucion:		
Notes, 5.125%, 2013	660,000	639,180
Notes, 5.625%, 2015	290,000	288,502
Georgia-Pacific,		
Sr. Notes, 8%, 2014	780,000	748,800
Sappi Papier,		
Notes, 6.75%, 2012	585,000b	559,393
Temple-Inland,		
Bonds, 6.625%, 2018	700,000	722,675
Westvaco,		
Debs., 7.95%, 2031	465,000	536,689
Weyerhaeuser,		
Debs., 7.375%, 2032	435,000	485,075
		3,980,314

Property-Casualty Insurance - 2.1%

ACE Capital Trust II,		
Capital Securities, 9.7%, 2030	400,000	558,146
Aegon Funding,		
Bonds, 5.75%, 2020	950,000	966,779
American International,		
Notes, 5.05%, 2015	470,000b	462,148
AON Capital Trust,		
Capital Securities, 8.205%, 2027	525,000	625,312
Assurant,		
Sr. Notes, 6.75%, 2034	725,000	790,514
ING Groep,		
Bonds, 5.78%, 2049	700,000	710,783
Metlife,		
Sr. Notes, 5.5%, 2014	2,195,000	2,247,884
Nippon Life Insurance,		
Notes, 4.875%, 2010	850,000b	837,707
Phoenix Cos.,		
Bonds, 6.675%, 2/16/2008	355,000	358,500
		7,557,773

Real Estate Investment Trust - 2.8%

Archstone-Smith Operating Trust,		
Notes, 5.25%, 2015	900,000	889,169
Arden Realty,		
Notes, 5.25%, 2015	675,000	683,273
Boston Properties,		
Sr. Notes, 5%, 2015	810,000	781,526
Commercial Net Lease Realty,		
Notes, 6.15%, 2015	375,000	381,294
Duke Realty,		
Sr. Notes, 5.875%, 2012	2,210,000	2,289,274
ERP Operating:		
Notes, 5.125%, 2016	615,000	593,503
Notes, 5.25%, 2014	150,000	149,569
Sr. Notes, 7%, 2011	1,090,000	1,168,012
Federal Realty Investment Trust,		
Notes, 5.65%, 2016	550,000	554,195
Healthcare Realty Trust,		
Sr. Notes, 5.125%, 2014	875,000	829,661
Mack-Cali Realty,		
Notes, 5.05%, 2010	400,000	395,828
Regency Centers,		
Bonds, 5.25%, 2015	220,000	216,378
Simon Property,		
Notes, 4.875%, 2010	1,000,000	987,134
		9,918,816

Residential Mortgage Pass- Through Ctfs. - 4.2%

Citigroup Mortgage Loan Trust:		
Ser. 2005-WF2, Cl. AF2, 4.922%, 2035	1,563,095	1,558,189
Ser. 2005-WF2, Cl. AF7, 5.249%, 2035	1,650,000	1,671,027
Countrywide Alternative Loan Trust,		
Ser. 2005-J4, Cl. 2A1B, 4.5%, 2035	757,790e	757,786
Countrywide Home Loans,		
Ser. 2003-7, Cl. B3, 5.75%, 2033	598,271b	533,214
First Horizon Alternative Mortgage Securities I,		
Ser. 2004-FA1, Cl. A1, 6.25%, 2034	5,728,619	5,801,621
Nomura Asset Acceptance:		
Ser. 2005-AP2, Cl. A5, 4.976%, 2035	775,000	750,559
Ser. 2005-WF1, Cl. 2A5, 5.159%, 2035	779,000	760,156
Residential Funding Mortgage Securities I,		
Ser. 2004-S3, Cl. M1, 4.75%, 2019	1,256,458	1,209,670
Structured Adjustable Rate Mortgage Loan Trust,		
Ser. 2005-8XS, Cl. A1, 4.48%, 2035	845,434e	845,434
Washington Mutual,		
Ser. 2005-AR4, Cl. A4B, 4.68%, 2035	1,025,000e	1,003,859
		14,891,515

Retail - .4%

Darden Restaurants,		
Notes, 6%, 2035	575,000	546,403
May Department Stores,		
Notes, 6.65%, 2024	985,000	1,038,425
		1,584,828

State Government - .3%

Erie Tobacco Asset Securitization,		
Asset-Backed Bonds, 6%, 2028	700,000	686,441
Tobacco Settlement Authority of Iowa,		
Asset-Backed Bonds, Series A, 6.5%, 2023	370,000	371,395
		1,057,836

Structured Index - 1.5%

AB Svensk Exportkredit,		
GSNE-ER Indexed Notes, 0%, 2007	5,380,000b,g	**5,275,090**

Technology - .1%		
Freescale Semiconductor,		
Sr. Notes, 6.875%, 2011	305,000	**321,775**
Telecommunications - 2.3%		
AT&T Wireless Services,		
Sr. Notes, 8.75%, 2031	440,000	584,656
Deutsche Telekom International Finance,		
Notes, 8.75%, 2030	1,130,000e	1,441,503
Koninklijke KPN,		
Sr. Notes, 8.375%, 2030	1,435,000	1,705,318
Nextel Communications,		
Sr. Notes, 5.95%, 2014	500,000	503,264
SBC Communications,		
Notes, 5.625%, 2016	580,000	584,718
Sprint Capital,		
Notes, 8.75%, 2032	1,485,000	1,976,682
Telecom Italia Capital,		
Notes, 4.875%, 2010	775,000	760,595
Verizon Global Funding:		
Bonds, 5.85%, 2035	300,000	290,097
Notes, 7.75%, 2032	245,000	292,561
		8,139,394
Transportation - .2%		
Ryder Systems,		
Bonds, 5%, 2012	575,000	**548,110**
U.S. Government - 19.6%		
U.S. Treasury Bonds:		
5.25, 11/15/2028	10,145,000	11,068,296
6.25%, 5/15/2031	4,160,000	5,167,802
U.S. Treasury Notes,		
1.5%, 3/31/2006	100,000h	99,402
1.875%, 1/31/2006	3,325,000h	3,320,847
3.5%, 2/15/2010	23,240,000	22,486,536
3.625%, 4/30/2007	27,725,000	27,443,315
4.75%, 5/15/2014	547,000	560,478
		70,146,676
U.S. Government Agencies/Mortgage-Backed - 36.6%		
Federal Home Loan Mortgage Corp.:		
3.5%, 9/1/2010	337,086	320,966
REMIC, Gtd. Multiclass Mortgage Participation Ctfs.:		
Ser., 51, Cl. E, 10%, 7/15/2020	478,839	478,005
Ser. 2586, Cl. WE, 4%, 12/15/2032	3,322,033	3,113,826
(Interest Only Obligation)		
Ser. 2750, Cl. IK, 5%, 5/15/2026	4,617,400i	798,133
Federal National Mortgage Association:		
4%, 5/1/2010	1,928,792	1,866,107
4.5%	30,775,000j	29,947,768
5%	46,975,000j	45,867,371
5.5%	12,250,000j	12,236,900
5.5%, 91/2034	803,437	796,590
6%	5,800,000j	5,925,048
6%, 1/1/2019-4/1/2033	2,117,224	2,153,348
8%, 12/1/2025	53,829	57,547
REMIC Trust, Gtd. Pass-Through Ctfs.:		
Ser. 1988-16, Cl. B, 9.5%, 6/25/2018	243,020	263,568
Ser. 2004-58, Cl. L, 5%, 7/25/2034	2,508,970	2,510,124
Government National Morgage Association:		
5.5%, 4/15/2033	6,247,437	6,298,167
6.625%, 6/15/2008	4,981	5,070
Project Loans:		
6.86%, 4/15/2006	12,672,165	12,615,895
9.5%, 11/15/2017	581,331	631,471
Ser. 2005-29, Cl. A, 4.016%, 7/16/2027	913,378	889,192
Ser. 2005-32, Cl. B, 4.385%, 8/16/2030	1,175,000	1,152,969
Ser. 2005-87, Cl. A, 4.449%, 3/16/2025	1,097,388	1,079,613
Ser. 2005-90, Cl.A, 3.76%, 9/16/2028	1,425,000	1,376,907
U.S. Government Gtd. Development Participation Ctfs.,		
(Gtd. By U.S. Small Business Administration),		
Ser. 1997-20J, Cl. 1, 6.55%, 10/1/2017	620,740	644,355
		131,028,940
Total Bonds and Notes		
(cost $411,054,877)		**406,987,748**

Options- .0 %	Face Amount Covered by Contracts ($)	Value($)
Call Options- .0%		
Dow Jones CDX.NA.IG.4		
February 2006 @ 1.016	6,920,000	**32,841**
Put Options- .0%		
U.S. Treasury Notes, 4.25%, 8/15/2015		
February 2006 @ 97.171875	3,590,000	**9,334**
Total Options		
(cost $86,395)		**42,175**

Others Investments - .1%	Shares	Value($)
Registered Investment Company;		
Dryefus Institutional Preferred Plus Money Market Fund		
(cost $180,000)	180,000k	**180,000**
Investment of Cash Collateral for Securities Loaned - .6%		
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Fund		
(cost $2,246,450)	2,246,450k	**2,246,450**
Total Investment (cost $413,567,722	**114.5**	**409,456,373**
Liabilities, Less Cash and Recevables	**(14.5)**	**(51,845,359)**
Net Assets	**100.0**	**357,611,014**

[a] Principal amount stated in U.S Dollars unless otherwise noted.
MXN--Mexican Pesos

[b] Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resol
in transactions exempt from registration, normally to qualified institutional buyers.
At December 31, 2005, these securities amounted to $33,371,629 or 9.3% of net assets.

[c] Non-income producing--security in default.

[d] The value of this security has been determined in good faith under the direction of the Board of Directors.

[e] Variable rate security--interest rate subject to periodic change

[f] All or a portion of these securities are on loan. At December 31, 2005, the total market value of the fund's securitie
on loan is $2,133,042 and the total market value of the collateral held by the fund is $2,246,450.

[g] Security linked to Goldman Sachs Non-Energy--Excess Return Index.

[h] Partially held by a broker as collateral for open financial futures positions

[i] Notional face amount shown.

[j] Purchased on a forward commitment basis.

[k] Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

DREYFUS A BONDS PLUS, INC.
Statement of Financial Futures
December 31, 2005 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation/ (Depreciation) at 12/31/2005 ($)
Financial Futures Long				
U.S. Treasury 2 Year Notes	85	17,440,938	March 2006	8,984
U.S. Treasury 5 Year Notes	177	18,822,844	March 2006	43,461
Financial Futures Short				
U.S. Treasury 10 Year Notes	90	9,846,563	March 2006	(66,094)
U.S. Treasury 30 Year Bonds	36	4,110,750	March 2006	(83,385)
				(97,034)

DREYFUS A BONDS PLUS, INC.
Statement of Options Written
December 31, 2005 (Unaudited)

Issuer	Face Amount Covered by Contracts ($)	Value($)
Call Options:		
Dow Jones CDX.NA.IG.4		
February 2006 @ 1.0238	13,840,000	27,340
Put Options;		
U.S. Treasury Notes, 4.25%, 8/15/2015		
February 2006 @ 95.609375	7,180,000	3,662
(Premiums received $86,395)		**31,002**